UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

IBERIABANK CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

450828108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450828108

1.

Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN TRUST, as successor to

IBERIABANK CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN TRUST

51-0099493 (Delaware Charter Guaranty & Trust Company dba Principal Trust Company)

2.	Check appropriate box if a Member of a Group (a) ☐ (b) ☐
3.	SEC use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 603,792
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially owned by Each Reporting Person 603,792
10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.92%
12.	Type of Reporting Person EP

ITEM 1.

(a)	Name of Issuer	IBERIABANK Corporation

(b)	Address of Issuer’s Principal Executive Offices
200 West Congress Street
Lafayette, LA 70501

ITEM 2.

(a)	Name of Person Filing

IBERIABANK Corporation Retirement Savings Plan Trust

As successor to: IBERIABANK CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN TRUST

Trustee: Delaware Charter Guarantee & Trust Company, dba Principal Trust Company

(b)	Address of Principal Business Office or, if none., Residence
Delaware Charter Guarantee & Trust Company
1013 Centre Road
Wilmington, Delaware 19805

(c)	Citizenship Delaware

(d)	Title of Class of Securities common stock, par value $1.00 per share

(e)	CUSIP Number 450828108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether Person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 603,792

(b)	Percent of class: 7.92%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 603,792

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5.	Ownership of Five Percent or Less of Class:

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company

/s/ Jill Simonds
Jill Simonds
Director of Operations
February 14, 2005

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